SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

PMC COMMERCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

693434102

(CUSIP Number)

Eric P. Rubenfeld

c/o CIM Group LLC

6922 Hollywood Blvd.

Ninth Floor

Los Angeles, CA 90028

Telephone: (323) 860 - 4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693434102

1.	Names of Reporting Persons Urban Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 477,200,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 477,200,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 477,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 97.8%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 693434102

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 477,200,000[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 477,200,000[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 477,200,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 97.8%
14.	Type of Reporting Person (see instructions) IN

1 The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 693434102

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 477,200,000[2]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 477,200,000[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 477,200,000[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 97.8%
14.	Type of Reporting Person (see instructions) IN

2 The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 693434102

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 477,200,000[3]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 477,200,000[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 477,200,000[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 97.8%
14.	Type of Reporting Person (see instructions) IN

3 The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 693434102

1.	Names of Reporting Persons CIM Service Provider, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 477,200,000[4]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 97.8%
14.	Type of Reporting Person (see instructions) OO

4 The Reporting Person may be deemed to beneficially own the 477,200,000 Common Shares held by Urban Partners II, LLC by virtue of being a member of a group with Urban Partners II, LLC and Messrs. Ressler, Shemesh and Kuba.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of PMC Commercial Trust, a Texas real estate investment trust (the “Issuer”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company (“CIM Manager” and, collectively, the “Reporting Persons”). The address of the principal office of each Reporting Person is 6922 Hollywood Blvd., Ninth Floor, Los Angeles, California 90028. Urban II is principally engaged in the business of investing primarily in substantially stabilized real estate and real estate-related assets. CIM Manager provides management and administration services to the Issuer.

Richard Ressler, Avraham Shemesh and Shaul Kuba, each U.S. citizens, are the control persons of CIM Holdings, Inc., a California corporation (“CIM Holdings”), which is the sole managing member of CIM Group, LLC, a Delaware limited liability company (“CIM Group”), which is the sole manager of CIM Urban Partners GP, LLC, a California limited liability company (“CIM Urban GP”), which is the sole managing member of Urban II. CIM Group is also the sole equity member of CIM Manager.

Richard Ressler is the founder and President of Orchard Capital Corporation (“Orchard Capital”), a firm that provides consulting and advisory services to companies (including CIM Group) in which Orchard Capital or its affiliates invest. He has been President of Orchard Capital since 1994. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM Group and Orchard First Source Asset Management (together with its affiliates, “OFSAM”), an investment adviser focusing on middle market debt investments. Both OFSAM and its wholly-owned subsidiary, OFS Capital Management, LLC, are registered with the SEC as registered investment advisers. Mr. Ressler serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including j2 Global, Inc. (NASDAQ: “JCOM”) for which he has been Chairman of the Board of Directors and a director of j2 Global since 1997, and also served as j2 Global’s Chief Executive Officer from 1997 to 2000 (in each of these capacities pursuant to a consulting agreement between j2 Global and Orchard Capital). Mr. Ressler is also a trust manager and chairman of the board of the Issuer. Mr. Ressler has in-depth knowledge of the business and operations of CIM Urban Partners, L.P., a Delaware limited partnership (“CIM Urban”), and has extensive experience with, and knowledge of, business management and finance as a result of his experience with CIM Group, including as Co-Founder thereof. The address of the principal office of Orchard Capital is 6922 Hollywood Blvd., Ninth Floor, Los Angeles, California 90028.

Avraham Shemesh, Co-Founder and a Principal of CIM Group, has been an active real estate investor for over 23 years. Since founding CIM Group in 1994, Mr. Shemesh has been instrumental in building the firm’s real estate and infrastructure platforms. Principal and head of the firm’s Investments Group, he is actively involved in the investment process and provides guidance on diverse investment ideas across CIM Group’s platforms. He serves on the firm’s Investment and Asset Management Committees. Additionally, Mr. Shemesh is responsible for the day-to-day operations of CIM Group, including strategic initiatives, property management and leasing and investor relations. Mr. Shemesh is also a trust manager of the Issuer. Mr. Shemesh has in-depth knowledge of CIM Urban’s business and operations and has significant experience with the real estate investment process and strategic planning as a result of his experience with CIM Group, including as Co-Founder thereof.

Shaul Kuba, Co-Founder and a Principal of CIM Group, has been an active real estate investor for over 23 years. Since co-founding the firm in 1994, Mr. Kuba has been an integral part of building CIM Group’s investment platforms. As a Principal and head of the firm’s development group, he is actively involved in the development, redevelopment and repositioning of CIM Group’s real estate investments including notable projects such as 432 Park Avenue. Additionally, Mr. Kuba is instrumental in sourcing new investment transactions and establishing and maintaining relationships with national and regional retailers, hospitality brands and restaurateurs. He serves on the firm’s Investment and Asset Management Committees and provides guidance on the diverse investment ideas across CIM Group’s platforms. Mr. Kuba is also a trust manager of the Issuer. Mr. Kuba has in-depth knowledge of CIM Urban’s business and operations and has significant experience with the real estate development process and sourcing new investment transactions as a result of his experience with CIM Group, including as Co-Founder thereof.

CIM Group is an integrated, full-service investment manager with in-house research, acquisition, investment, development, finance, leasing and management capabilities. The address of the principal office of CIM Group is 6922 Hollywood Blvd., Ninth Floor, Los Angeles, California 90028.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4 for a description of the source and amount of consideration for the Common Shares that are the subject hereof. The information set forth or incorporated in Item 4 with respect to such matters is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

The Issuer, CIM Urban REIT, LLC (“CIM REIT”), an affiliate of CIM Group, and their respective merger subsidiaries entered into an agreement and plan of merger dated as of July 8, 2013, as modified by a consent and waiver dated as of November 20, 2013 (collectively, the “Merger Agreement”), pursuant to which a merger subsidiary of CIM REIT will merge with and into a merger subsidiary of the Issuer, at which time (a) the Issuer will become the parent company of CIM Urban and its subsidiaries; and (b) the Issuer will issue to Urban II, the members of which will be CIM REIT and CIM Urban GP, 22,000,003 Common Shares and 65,028,571 Class A convertible cumulative preferred shares of the Issuer (the “Preferred Shares”), as further described in the Merger Agreement (such transactions, the “Merger”). Each Preferred Share is convertible into seven Common Shares. Assuming conversion of the Preferred Shares, Urban II will own approximately 97.8% of the Common Shares issued and outstanding. The Merger was consummated on March 11, 2014.

CIM REIT entered into the Merger to provide CIM Urban with a flexible capital structure with which to efficiently pursue its business strategy of owning and growing its portfolio of substantially stabilized assets in submarkets in which CIM Group’s opportunistic funds have targeted investment.

The Issuer will hold a meeting of shareholders as soon as practicable to approve (i) an increase in the number of authorized shares of the Issuer to one billion (thereby satisfying the condition provided for in the Merger Agreement for the automatic conversion of the Preferred Shares issued in connection with the Merger into an aggregate of 455,199,997 Common Shares), (ii) the reincorporation of the Issuer from Texas to Maryland (the “Reincorporation”) so that the Issuer’s corporate governance and the rights of shareholders will be governed by Maryland law and a proposed new Maryland charter and proposed new Maryland bylaws instead of Texas law and the Declaration of Trust of the Issuer and existing bylaws of the Issuer, (iii) amendments to the charter as part of the Reincorporation, and (iv) an amendment to the Issuer’s 2005 Equity Incentive Plan to (a) increase the aggregate number of Common Shares that may be issued under such plan by 1,000,000 Common Shares to 1,500,000 Common Shares, and (b) increase the limitation on the number of restricted shares that may be granted to all independent trust managers in the aggregate to no more than 500,000 restricted shares during any fiscal year. The Reincorporation would be effected by a merger of the Issuer with and into a newly formed, wholly-owned Maryland corporate subsidiary. Urban II has agreed to vote its Common Shares and Preferred Shares in favor of the proposal described in (i). The Maryland charter and Maryland bylaws and being governed by Maryland law would bring the Issuer’s corporate governance more in line with that of other public REITs, as over 70% of other public REITs are currently organized under Maryland law.

CIM Manager entered into a Rule 10b5-1 purchase plan (the “trading plan”) on January 29, 2014 which provides for the purchase of up to 2.75 million Common Shares at prices up to $5.00 per share. Under the terms of the trading plan, share purchases shall be conducted in compliance with Rule 10b-18 under the Exchange Act, including in respect of “block purchases” as contemplated by such Rule. The trading plan provides for the purchase of shares commencing on the first trading day following consummation of the Merger. The trading plan will, in general, expire on the date that 2.75 million Common Shares have been purchased or August 10, 2014, whichever is earlier.

Pursuant to the Settlement Agreement dated as of January 28, 2014 among plaintiff REIT Redux, L.P. (“REIT Redux”), the Issuer, the Issuer’s merger subsidiary, CIM REIT and the other defendant officers and trust managers of the Issuer (the “Settlement Agreement”), concerning the individual claims of REIT Redux, CIM Manager will, subject to the conditions specified in the Settlement Agreement, purchase up to 500,000 Common Shares currently owned by REIT Redux and its other “reporting persons” at a price of $5.00 per share, if requested by REIT Redux to do so at any time from July 10, 2014 until August 10, 2014.

As permitted by law, the Reporting Persons may purchase additional Common Shares or related securities or may dispose of all or a portion of the Common Shares or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group and its affiliates.

Messrs. Ressler, Shemesh and Kuba are members of the board of trust managers of the Issuer and, as such, may have involvement in any plans or proposals relating to future financings of the Issuer, which may include issuances of additional securities by the Issuer, exchange offers for the Issuer’s existing outstanding securities or sales or transfer of the Issuer’s assets as well as candidates that may be appointed as members of the Issuer’s board of trust managers. Any issuance of securities by the Issuer or an exchange offer of the Issuer’s existing securities may have a material change on the capitalization of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement, Reincorporation documents, trading plan and the Settlement Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Annex A to the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 30, 2013. A copy of the proposed Maryland charter as part of the Reincorporation is attached hereto as Exhibit 3.1 and is incorporated by reference herein. A copy of the proposed Maryland bylaws as part of the Reincorporation is attached hereto as Exhibit 3.2 and is incorporated by reference herein. A copy of the trading plan, listed as Exhibit 10.1 hereto, is incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 30, 2014. A copy of the Settlement Agreement, listed as Exhibit 10.2 hereto, is incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 30, 2014.

Item 5.	Interest in Securities of the Issuer

(a) Urban II directly owns 22,000,003 Common Shares and 65,028,571 Preferred Shares which are convertible into 455,199,997 Common Shares for an aggregate of 477,200,000 Common Shares, which represent approximately 97.8% of the outstanding Common Shares (assuming an increase in the authorized number of Common Shares to one billion as described above).

Messrs. Ressler, Shemesh and Kuba may be deemed to beneficially own the 477,200,000 Common Shares, or approximately 97.8% of the outstanding Common Shares, held by Urban II by virtue of being the control persons of CIM Holdings, which is the sole managing member of CIM Group, which is the sole manager of CIM Urban GP, which is the sole managing member of Urban II. Each of Messrs. Ressler, Shemesh and Kuba disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CIM Manager may be deemed to beneficially own the 477,200,000 Common Shares, or approximately 97.8% of the outstanding Common Shares, held by Urban II by virtue of being a member of a group with Urban II and Messrs. Ressler, Shemesh and Kuba.

The percentage of Common Shares outstanding reported as beneficially owned by each person herein on the date hereof is based 10,596,220 Common Shares outstanding on December 30, 2013 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 30, 2013.

(b) Urban II has the sole power to vote and dispose of 22,000,003 Common Shares and 65,028,571 Preferred Shares (which Preferred Shares are convertible into seven Common Shares and entitled to seven votes per share). Messrs. Ressler, Shemesh and Kuba have shared power to vote and dispose of 22,000,003 Common Shares and 65,028,571 Preferred Shares. CIM Manager has no power to vote or dispose of such shares.

(c) Except as set forth herein, the Reporting Persons have not effected any transactions in the Common Shares in the past sixty (60) days.

(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 for a description of the trading plan. The information set forth or incorporated in Item 4 with respect to the trading plan is incorporated by reference in this Item 6.

See Item 4 for a description of certain terms of the Settlement Agreement. The information set forth or incorporated in Item 4 with respect to the Settlement Agreement is incorporated by reference in this Item 6.

In connection with the Merger, Urban II and the Issuer entered into a Registration Rights and Lockup Agreement pursuant to which Urban II is entitled to registration rights, subject to certain limitations, with respect to the Common Shares it received in the Merger and the Common Shares issuable upon conversion of the Preferred Shares it received in the Merger. Securities that may be registered pursuant to such agreement are referred to as Registrable Securities. The holders of at least a majority of the Registrable Securities are entitled to request that the Issuer file a registration statement under the Securities Act covering the registration of at least 5% of the Registrable Securities then outstanding, or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5 million. After the Issuer has effected eight registrations and such registration statements have been declared or ordered effective and remained in effect for a period of at least 180 days, the Issuer is not obligated to take any action to effect any other registration. The Issuer is also not obligated to take any action to effect a registration if the Issuer has effected a registration within the preceding three months that has been declared or ordered effective. In addition, holders of the Registrable Securities will have certain piggyback and certain rights to demand registration using Form S-3. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

In accordance with lockup provisions included in such agreement, Urban II will not be permitted to engage in public sales of the Common Shares it received in the Merger (and the Common Shares issuable upon conversion of the Preferred Shares it received in the Merger) until after the 12-month anniversary of the consummation of the Merger, provided that these restrictions shall not apply with respect to 40 million Common Shares six months following the Merger with the prior approval of a majority of the independent trust managers of the Issuer. The foregoing lockup restrictions do not apply to private sales or transfers of such shares; provided, that such transferred shares will be subject to the same public sale lockup restrictions.

The foregoing description of the Registration Rights and Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the form of Registration Rights and Lockup Agreement, listed as Exhibit 10.3 hereto, is incorporated by reference to Annex C to the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 30, 2013.

Except as set forth herein, the Reporting Persons are not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of July 8, 2013, by and among CIM Urban REIT, LLC, CIM Merger Sub, LLC, PMC Commercial Trust and Southfork Merger Sub, LLC; and the Consent to Assignment and Limited Waiver to Agreement and Plan of Merger, dated as of November 20, 2013, by and among PMC Commercial Trust, CIM Urban REIT, LLC, Southfork Merger Sub, LLC, and CIM Merger Sub, LLC, the terms of which were acknowledged and agreed to by a new subsidiary formed by CIM Urban REIT, LLC, Urban Partners II, LLC (incorporated by reference to Annex A to the prospectus supplement filed by PMC Commercial Trust with the Securities and Exchange Commission on December 30, 2013).

3.1	Proposed Articles of Incorporation of PMC Commercial Trust (Maryland).

3.2	Proposed Bylaws of PMC Commercial Trust (Maryland).

10.1	Rule 10b5-1 Purchase Plan dated January 29, 2014 by and among PMC Commercial Trust, CIM Service Provider, LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PMC Commercial Trust with the Securities and Exchange Commission on January 30, 2014).

10.2	Settlement Agreement dated as of January 28, 2014 by and among PMC Commercial Trust, CIM Urban REIT, LLC, Southfork Merger Sub, LLC, REIT Redux LP, Jan Salit, Barry Berlin, Dr. Martha Rosemore Morrow, Nat Cohen and Barry Imber (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by PMC Commercial Trust with the Securities and Exchange Commission on January 30, 2014).

10.3	Form of Registration Rights and Lockup Agreement by and among Urban Partners II, LLC and PMC Commercial Trust (incorporated by reference to Annex C to the prospectus supplement filed by PMC Commercial Trust with the Securities and Exchange Commission on December 30, 2013).

99.1	Joint Filing Agreement dated March 11, 2014, by and between Urban Partners II, LLC, CIM Urban Partners GP, LLC, Richard Ressler, Avraham Shemesh and Shaul Kuba.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

URBAN PARTNERS II, LLC, a Delaware limited liability company

By:	CIM Urban Partners GP, LLC, a California limited liability company, its general partner

	By:	/s/ David Thompson
	Name:	David Thompson
	Title:	Vice President and Chief Financial Officer

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer